December 24, 2009
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549-0306

Re:	Madison Square Garden, Inc. Registration Statement on Form 10, Amendment No. 4 Filed On November 24, 2009 File No. 001-34434
Dear Mr. Spirgel:
     This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated December 1, 2009, concerning the Registration Statement on Form 10, Amendment No. 4 (the “Form 10”) of Madison Square Garden, Inc. (“the Company”).
     The following is the Company’s response to the Comment Letter. As a result of the revisions to the Form 10, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to Amendment No. 4 to Form 10 as filed on November 24, 2009 and the page references in the responses refer to page numbers in the marked copy of the Information Statement filed as Exhibit 99.1 to Amendment No. 5 to the Form 10, as filed on December 24, 2009. The Company has, concurrently with the filing of this response letter, provided six marked copies of the Information Statement via messenger.
Unaudited Pro Forma Combined Financial Information, page 57
Balance Sheet, page 59
1.	For pro forma adjustments #1-#3, please present each adjustment on a gross basis and describe each adjustment amount in the related disclosures.
Company Response: The Company has made revisions on pages 60, 63 and 64 to present each adjustment on a gross basis and describe each adjustment amount in the related footnote disclosures. Please note that pro forma adjustment #1 in Amendment No. 4 to Form 10 is now split into two adjustments #1 and #2 in Amendment No. 5 to Form 10, and pro forma adjustment #2 in Amendment No. 4 to Form 10 is now split into two adjustments #3 and #4 in Amendment No. 5 to Form 10. Lastly, pro forma adjustment #3 in Amendment No. 4 to Form 10 is now included as adjustment #5 in Amendment No. 5 to Form 10.
2.	Please provide a more detailed explanation of pro forma adjustment #2. We note the balance sheet presents pro forma adjustment #2 of $3.4 million but a description of this amount is not disclosed. In this regard, tell us specifically how this adjustment is factually supportable.
Company Response: Please note that pro forma adjustment #2 in Amendment No. 4 to Form 10 is now reflected in pro forma adjustments #3 and #4 in Amendment No. 5 to Form 10. Also please note that the $4.8 million and $5.5 million, discussed within adjustment #2 in Amendment No. 4 to Form 10 have been revised to agree to actual amounts recognized by us in our books and records as of September 30, 2009. The Company has also made revisions on pages 60 and 63 to present the pro forma adjustments on a gross basis and describe the adjustment amounts in the related disclosure.
The $3.4 million pro forma adjustment #2 noted in Amendment No. 4 to Form 10 is related to two adjustments recorded in current “Accrued liabilities”: (1) $4.8 million reduction (which has been revised to $4.7 million in Amendment No. 5 to Form 10) to current “Accrued liabilities” reflecting the current portion of the Company’s allocation from Cablevision of the costs of certain Cablevision corporate employees’ participation in certain long term incentive (“LTIP”) plans, and the recording of an offsetting deemed capital contribution recorded to “Combined group equity” resulting from the full assumption of this liability by Cablevision as of the Distribution date (see adjustment #3 to Amendment No. 5 to Form 10), and a (2) $1.4 million increase in current “Accrued liabilities” with an offsetting charge to “Combined group equity” reflecting the fair value of the obligation held by a subsidiary of Cablevision prior to the Distribution date that will be assumed by and transferred to the Company relating to Company employees who have outstanding Cablevision stock appreciation rights (“SARs”), which are all current obligations (see adjustment #4 to Amendment No. 5 to Form 10).
The non-current portion of the Company’s allocation from Cablevision of costs of certain Cablevision corporate employees’ participation in certain LTIP plans of $5.5 million (which has been revised to $7.3 million in Amendment No. 5 to Form 10) was recorded as a reduction to non-current “Other liabilities” with an offsetting deemed capital contribution recorded to “Combined group equity” (see adjustment #3 to Amendment No. 5 to Form 10).
Management believes that this information is factually supportable since the adjustments noted above represent the aggregate calculation of the specific obligation by employee at September 30, 2009, whether relating to Cablevision’s corporate employees participating in certain LTIP plans or the liability associated with Cablevision SARs held by the Company’s employees.

Statement of Operations, pages 60 and 61
3.	For pro forma adjustment #5, please disclose the terms of the affiliation agreement. In addition, tell how you determined the adjustment and concluded that it was factually supportable.
Company Response: Please note that pro forma adjustment #5 in Amendment No. 4 to Form 10 is now pro forma adjustment #7 in Amendment No. 5 to Form 10. The affiliation agreement is the subject of a confidential treatment request that has been submitted to the Secretary of the Commission. The revised disclosure in the Form 10 is consistent with the publicly disclosed portions of the affiliation agreement. The Company has made revisions to pro forma adjustment #7 on page 64 in response to the Staff’s comment.
The Company determined the pro forma adjustment by multiplying the average number of subscribers for the nine months ended September 30, 2009 and for the year ended December 31, 2008, respectively, by the difference between the 2010 per subscriber licence fee under the new affiliation agreement, and the per subscriber licence fee anticipated to be in effect for 2010 if the new agreement had not been entered into.
The Company concluded the pro forma adjustments are factually supportable as all inputs in the calculation relate to the licence fee that was anticipated to be in effect for 2010 versus the licence fee that will now be in effect for 2010 as a result of the new contractual affiliation agreement for 2010, based upon the actual number of paid subscribers for the respective pro forma periods presented.
Certain Relationships and Related Party Transactions, page 147
4.	Please revise this section to discuss the long-term affiliation agreement between MSG Networks and Cablevision that will be effective on January 1, 2010.
Company Response: The Company has made revisions on page 166 in Amendment No. 5 to Form 10 in response to the Staff’s comment.
Please note that, in addition to the changes discussed above, the Company has made several other changes to the Form 10, which are reflected in the marked copies of the Information Statement filed as Exhibit 99.1 to the Amendment No. 5 to the Form 10.

* * * * * *
In responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the enclosed materials, please call the undersigned at (212) 465-5930.

Very truly yours,
/s/ Robert M. Pollichino
Robert M. Pollichino
Executive Vice President and Chief Financial Officer

cc:	Scott Hodgdon
Inessa Kessman
Dean Suehiro
(Securities and Exchange Commission)

Hank J. Ratner
(President and Chief Executive Officer)

John P. Mead
(Sullivan & Cromwell LLP)

Aldo Damiano
(KPMG LLP)